Exhibit 99.1

PRESS RELEASE
March 25, 2004

Nokia Annual General Meeting:

•Dividend of EUR 0.30 per share for 2003

•Nokia to continue share buybacks

•Board and Committee members elected

March 25, 2004 – Helsinki, Finland – The Annual General Meeting (AGM) of Nokia Corporation held today resolved the following:

Nokia to distribute a dividend of EUR 0.30 per share

The Annual General Meeting (AGM) of Nokia Corporation held on March 25, 2004, resolved to distribute a dividend of EUR 0.30 per share for 2003, as proposed by the Board of Directors. The record date for the dividend payment is March 30, 2004, and the dividend will be paid on April 16, 2004.

The AGM resolved to reduce the share capital through the cancellation of 132,536,200 Nokia shares currently held by the Company. The share capital will be reduced by transfer of the aggregate par value of the above-mentioned shares from the share capital to the share issue premium. As a result of the reduction, the shareholders’ equity of the Company will not be reduced.

The AGM resolved to continue the existing authorizations held by the Board as proposed. It authorized the Board of Directors to increase the share capital by a maximum of EUR 55,5 million, disapplying the shareholders’ pre-emptive right for subscription. The AGM further authorized the Board to repurchase a maximum of 230 million Nokia shares by using funds available for distribution of profits, and to dispose a maximum of 230 million Nokia shares held by the Company. The authorizations are effective from March 28, 2004 until March 25, 2005.

Nokia to continue share buybacks under a share repurchase plan

Nokia Corporation will start a share repurchase plan. The Board of Directors has resolved to use a maximum of EUR 3 billion for the repurchase plan, however, so that a maximum of 230 million Nokia shares be purchased.

The shares will be repurchased on the basis of the authorization given by the Annual General Meeting, effective until March 25, 2005. The shares will be repurchased through public trading for purposes identified in the authorization. Shares may be purchased by using certain derivative, share lending or other arrangements, in which case the repurchase price paid by the Company may differ from the market price of the day of execution of the arrangement. All shares, however, are to be purchased at a price based on the market price of the Nokia share in public trading.

The repurchases will be commenced on April 1, 2004, at the earliest.

Board and Committee members elected
The AGM confirmed that the number of Board members will be eight. The following members of the Nokia Board were re-elected for the period ending at the close of the next Annual General Meeting: Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Per Karlsson, Jorma Ollila, Marjorie Scardino, Vesa Vainio and Arne Wessberg.

In its assembly meeting, Nokia’s Board of Directors re-elected CEO Jorma Ollila to chair the Board.

Paul J. Collins was re-elected as Vice Chairman of the Board.

The Board of Directors also elected the members of the Committees of the Board. For the Personnel Committee, Paul J. Collins was elected as Chairman and Marjorie Scardino and Vesa Vainio as members. For the Audit Committee, Per Karlsson was elected as Chairman and Georg Ehrnrooth, and Arne Wessberg as members. For the Corporate Governance and Nomination Committee, Marjorie Scardino was elected as Chairman and Paul J. Collins and Vesa Vainio as members.

PricewaterhouseCoopers Oy was re-elected as the external auditor for Nokia for the fiscal period 2004.

Further information:

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Nokia

Corporate Communications

Tel. +358 7180 34900

Email press.office@nokia.com

www.nokia.com